Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Norfolk Southern Corporation (Commission File No. 001-8339)

No Offer or Solicitation

This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. This communication relates to a proposed business combination between Canadian Pacific Railway Limited (“CP”) and Norfolk Southern Corporation (“NS”).

Important Information For Investors And Shareholders

Subject to future developments, additional documents regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

Participants in Solicitation

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

Forward Looking Statement

This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

***

The following is a transcript from an investor teleconference held on December 16, 2015

Transcript

CP Addresses the Financial Community

December 16, 2015

Corporate Participants:

E. Hunter Harrison, CEO Canadian Pacific

Mark Erceg, EVP & CFO Canadian Pacific

Paul Guthrie, Special Counsel to the CEO

Nadeem Velani, VP Investor Relations

William Ackman, Pershing Square

Other Participants

Fadi Chamoun, BMO Capital Markets

Brandon Oglenski, Barclays Capital, Inc.

J. David Scott Vernon, Sanford C. Bernstein & Co. LLC

Scott H. Group, Wolfe Research LLC

Thomas Wadewitz, UBS Securities LLC

Allison M. Landry, Credit Suisse Securities LLC

Steven I. Paget, FirstEnergy Capital Corp.

Chris Wetherbee, Citigroup Global Markets, Inc.

Walter Spracklin. RBC Dominion Securities, Inc.

Alexander Vecchio, Morgan Stanley & Co. LLC

Operator: Good morning. My name is Jessa, and I will be your conference operator today. At this time, I would like to welcome everyone to Canadian Pacific’s Conference Call today. The slides accompanying today’s call are available at www.cpr.ca. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. [Operator Instructions]

I’d now like to introduce Nadeem Velani, Vice President, Investor Relations, to begin the conference.

Nadeem Velani

VP – Investor Relations

Thank you, Jessa. Good morning, and thanks for joining us. I’m pleased to have with me here today Hunter Harrison, our Chief Executive Officer; Keith Creel, President and COO; Mark Erceg, EVP and Chief Financial Officer; and joining us today, Bill Ackman, CP Director, and Founder of Pershing Square Capital Management.

Before we begin, I want to remind you this presentation contains forward-looking information. The formal remarks will be followed by Q&A. In the interest of time, we would appreciate if you limit your questions to one.

It is now my pleasure to introduce our CEO, Hunter Harrison.

E. Hunter Harrison

Chief Executive Officer

Thanks, Nadeem. And welcome to everyone, thanks for joining us. In the interest of time, I’m going to limit my initial remarks here. What we’re going to try to do today is add some clarity to a lot of questions we’ve had about the enhanced vehicle that we have put together for this transaction. And we have Mark Erceg and Bill Ackman, who are going to talk to that. Mark is going to talk more on the technical terms. Bill is going to give us more perspective from a shareholder perspective. And I’m going to have some comments at the end. It’s going to kind of bring you up to speed on where I think this whole transaction is and where it’s going. So thanks again for being with us.

And with that, let me turn it over to Mark.

Mark J. Erceg

Chief Financial Officer

Thank you, Hunter. Last week we talked about the enormous value we’re trying to unleash by combining these two great railroads. And as you may recall, we believe that the pre-merger operational improvements and what we’re referring to as the post-merger combination synergies can allow us to capture an incremental $1.8 billion per year for CP and NSCs shareholders. And importantly, the operational improvements, which represent over 70% of the value we have identified are not contingent upon final STB approval, and as we stated last week, are conservative given that we really are just looking to bring NSC in line with the industry averages over a four-year period, which we’re confident we can do.

Then on contrast, the combination synergies only become available upon full STB approval, at which time they will also begin to phase in over four years. Then in addition to operational improvements and combination synergies, we see an opportunity for meaningful tax efficiencies, which we believe will result in an effective tax rate below 30% for the combined entity. And we expect to uncover and monetize redundant or underutilized assets along the way , which we have not specifically factored into our analysis.

Now last week, we also spent time explaining how we think about the relative attractiveness of our offer, versus what I refer to as the NSC standalone case, which is based on NSCs undisturbed share price of $79 per share. Today, because of the offer we made, NSC is currently trading at approximately $91 per share, which coincidentally is what the equity analyst community is saying NSC stock will be worth if NSC’s management can actually deliver on the five-year plan they recently cobbled together, which calls for an OR of 65 % by 2020, despite having been stuck at 7 0% for the last decade.

Now standing in stark contrast to their undisturbed share price or frankly their current trading price is the offer we have made of $32.86 in cash and 0.451 shares in a new company, which we’ll refer to as CP-NS, which would provide NSC shareholders with 47 % pro-forma ownership in that new company. Now that new company, we believe, would trade on a discounted fair value basis in May of 2016, which is when we expect the trust to close somewhere between $204 and $237 per share, depending on whether or not the STB ultimately rejects or approves the final transaction.

Now what this means is that between the cash and stock consideration we have already offered, NSC shareholders are looking at comparable value between $125 and $140 per share, versus their undisturbed value of $79 or their current share price of approximately $91. Now with that said, and because we’re so confident in our ability to drive meaningful pre-merger operational efficiencies and post-merger combination synergies, and we’re very confident that the stock market will reward the combined company with a forward PE multiple reflective of the enormous value being create, we are increasing the value of our offer to NSC shareholders by as much as $3.4 billion through the addition of a Contingent Value Right or CVR.

Now for those of you who may not be familiar with a CVR, it’s basically the right to receive additional benefits if a specified event occurs in the future. So NSC shareholders will now receive $32.86 in cash, 0.451 shares of stock in CP-NS, which will own 100% of CP and NSC, and 0.451 of the CVR which will have a maximum value of $25. Now in addition, since this will be a highly liquid instrument with 137 million units outstanding, NSC shareholders will be able to sell their CVRs at or after the transaction closes into trust, which we anticipate to be as early as May 1, 2016.

Now the main benefit of a CVR is to protect NSC shareholders on the downside. So for example, if CP-NS’s stock is trading at $175, NSC shareholders would have $33 in cash, they’d have 0.451 shares in the new company which will be worth $79, and 0.451 of the CVR which will be worth $5 , for a total value of $116 per share. And if CP-NS’s stock is trading at $150 per share, then the total value will be $108 per share, made up of $33 of cash, 0.451 in the new company which would be worth, we believe, $68, and 0.451 of the CVR worth $ 7. Now you will recall that before the CVR, the estimated total value of the consideration being offered to NSC shareholders was worth somewhere between $125 and $140 per share at the closing of the trust in May of 2016.

With the addition of the CVR, we now estimate the total value of the consideration being offered to NSC shareholders to be worth somewhere between $128 and $141 per share, which represents a 61 % to 7 8% effective premium to NSC’s unaffected stock price of $79. And we are now also guaranteeing a minimum value of $116 if CP-NS trades at $175, and $108 if CP-NS trades at $150 which we believe makes our revised proposal considerably more attractive.

Now the alternative, of course, in the event NSC shareholders tell us to pack up our bags and go home, which by the way is not what we’ve been hearing when we speak with them, is NSCs share price, we believe, would quickly fall back to $79 per share or perhaps lower. Or in a best case scenario, it might remain at $91 per share if NSC’s management can actually deliver against the five-year plan they recently rolled out. Now, versus those two alternatives, we believe that our offer is very compelling and warrants serious consideration.

And so with, that let me turn the call over to Bill Ackman, who’s going to give an investors’ perspective next.

William Ackman

Pershing Square

Thanks very much, Mark. So what we’ve tried to do is really simplify things by starting with the picture. And the picture is, as they say, worth a thousand words. And so really the way we think about this transaction is in two phases. It’s what we call the management change transaction, and in that transaction we’re buying control of the NS Railroad. We’re paying $32.86 in cash, we’re giving slightly less than half a share of this new company, we’re giving the CVRs which I’m going to give some more detail on. And for that, we’re going to end up in control of the company, and we’re going to hire Hunter Harrison away from Canadian Pacific.

So very similar to the CP proxy contest, except the difference, the CP proxy contest is we didn’t pay a premium. We didn’t pay $33 a share in cash. So if you’re an NS shareholder, you can stay with the status quo or you can vote in favor of this transaction, we’ll call it the management change transaction. It’s contingent only on the closing into a trust, which Hunter will discuss in a little more detail. We think it’s a very, very high probability.

And if that’s happens, shareholders will go from owning NS to owning stock in a new company. That new company will be held 53% by Canadian Pacific shareholders, 47 % by NS shareholders. It will trade publicly on the New York Exchange. CP will be held in trust. Keith Creel will run CP. NS will be held outright, to be controlled by the board of CP-NS, and Hunter will be the CEO of the company.

And this is a transaction – the only thing required, again, is a trust approval which we expect in 60 to 90 days. If this trust is not approved, again, its legal fees that have been expended by both parties, and we think – you get a very low risk transaction, you get your money, your cash, you get your stock in CP-NS and you get your CVRs, May 1st when it closes.

The second stage of the transaction we call the merger transaction. And this is the one which, I would say, is more complicated. It requires a longer STB approval. We still think it’s likely to get approved, though it is not a certainty that it gets approved. We expect it to be approved on or before December 31st. And again, here you see the CP-NS initially owned 53% by CP shareholders, 47 % by NS shareholders, and there are two paths here. The STB does not approve the transaction, then the holding company CP-NS is going to have to separate CP from NS, and it will either spin CP to shareholders or spin NS to shareholders, but these will go back to being publicly traded companies. They’d trade on their respective New York Stock Exchanges and the TSX in the case of CP. They’ll keep their old ticker symbols and the shares will be held.

There were no changes on the shareholder base, 53% of these shares will be held by the former CP shareholders, 47 % by the NS shareholders. Now obviously over time, that will be movement in the share base, but become two separate public companies. So the risk, if you will, the merger is not approved, as you go back to having two separate publicly traded companies, during this whole period they’ve been operated entirely separately because CP has been kept in trust and the board only oversees Hunter running the NS railroad. The other path, the STB approval path, the path we think more likely then merger closes, you have the integrated company. You see the new ticker symbol, CP-NS, traded on the New York Stock Exchange as well, as likely the TSX Exchange.

So just to go back a page, just to review one more time, management change transaction, all this is about is effectively CP is paying $33 in cash plus stock in the new company for the rights to take control the NS railroad and put Hunter in as CEO. And shareholders would prefer Hunter as CEO, and they prefer a $33 dividend, if you will, a cash payment. And then this is a very straight forward transaction for them to approve. And then you get, if you will, an option on the merger transaction. It’s not guaranteed to be approved by the STB, so it’s going to be a process that will take 12 months or 15 months for an approval, but it’s additional upside and we think it is likely to get done. And again, Hunter is going to discuss a little bit more about regulatory approvals.

So what’s happened over the last several weeks? I think it’s pretty clear that NS does not want to be acquired, and what they‘ve done is they’ve misled the investing public, and what they – the way they’ve misled the investing public is they’ve characterized our offer and the value of our offer by looking at the current trading price of CP, and they multiply that times 0.451, they add the cash and they say, well, that’s only $9 a share so that’s grossly inadequate. Now by the way, that’s equal to what NS hopes to achieve under their plan. The problem with this methodology, the shareholders are not – NS shareholders are not getting CP stock. They ‘re getting stock in, as I showed in previous slide, a new company, CP-NS. It’s going to own both CP and NS, and it will be a very different company from CP.

Number one, it’s going to own 100% of NS, which will control outright. NS will have a new CEO, Hunter Harrison. It’s going to have a lower operating ratio. It’s going to have higher growth. It’s going to have a new capital structure. It’s getting a little more leverage and higher returns on capital. And we think, because of Hunter, because of the improvements in operations, because of the higher growth, because of the more attractive capital structure, it’s going to have higher investments fairly materially, and it’s going to trade at a higher multiple because earnings are going to grow much more quickly. We also think investors are going to add some value for the potential of the strategic synergies, which you only get when the ultimate merger takes place. And at that point, it will be based on what people believe to be the probability.

So the confusion, I think, comes from the fact that CP’s shareholders are going to get stock also in CP-NS on a one-for-one ratio. The reason why you wouldn’t use today’s price for CP is today‘s price highly discounts the probability of a transaction, and the reason for that is that NS has told everyone, no way, we’re not going to do this. And in fact, it’s doing everything they can, running down the hall of the congress, putting stories in the media, getting their consultants to say negative things about the transaction. All of these things, and impair the trading price of CP, because people say, well the deal is not going to happen, as a result the stock did not reflect any potential for this transaction to take place.

Now, as the potential of the perceived probability of the transaction increases, and we think we will do some of that today, hopefully a lot, and I’ll explain a little bit in detail the offer, so we expect CP stock to go up. As people say, this is more likely to become CP-NS stock and it’s going to be worth a lot more.

So real simply, and my standard here was I’ve got to be able to explain this deal to my nine-year-old daughter. So $32.86 in cash, that’s pretty easy to understand. 0.451 shares of this new company, that’s a little more complicated. And then 0.451 shares of the CVR, an instrument that a lot of people may not be familiar with, so I’m going to go into some detail there and that will get you to the total value per share.

Let’s talk about timeframe. So we expect trust approval and closure of the transaction to take place on May 1st. That’s when you get the cash, that’s when you get your 0.451 shares of CP-NS. That’s when you get your 0.451 CVRs. And if you are a CP shareholder, you get one share of this new company. These CVRs will trade freely and they are like options. They’ll be listed on the exchange and they’ll be worth anywhere between $0 and $25 a share, and we’ll explain how that gets calculated. At the end on October 20, this is a – think about this as a long life insurance policy on the trading price. You will get a payment if the stock price is below $175 a share.

So let’s go through each piece, including the CVR. Value of cash, that’s pretty easy. The value of stock, how do we get there? We think the right methodology is basically go out to 2021. 2021 is the year that we expect the synergies – I’m sorry, the operational improvements that Hunter is going to execute, will be fully executed. That’s reflected in this $18.70 per share earnings. We put a 16 multiple on those earnings, and that gets us to a value for the company, as of 2020.

What we do then is we discount that share price back to May 1, 2016, at a 9% discount rate. So we’re taking that forward value and we’re bringing it into the present, and that factor is at 0.679 factor. That gets you to an implied value of $204 a share. And what’s presumed in these numbers is that Hunter is running the company, Hunter executes his plan, the synergies, the operational improvements are exercised, there are no merger synergies, just operational improvements. You’ve just put all you’ve done here and put in a new CEO, borrow some money and paid out cash to shareholders, and you also own, of course CP, which has been run by Keith Creel, and that executes its plan. you get 0.451 shares of this $204 stock, and therefore the cash consideration is $92. So call it $33 in cash, $92 in stock.

If that description was too complicated for you, we figured we’d do a little – I’m sorry, I screwed up here. This page is – oh, no I got it right. This is pre-merger, and then the next page, at the higher earnings estimate, there’s $20.54. This assumes that the STB approves the transaction, you get the tax synergies, you get some of the synergies from the combination, both on the revenue and the cost side, and that takes your earnings to $20.54, versus on the previous page, $18.77.

So you pick up a nice piece of incremental earnings. We think the company will also trade at a slightly higher multiple. With higher earnings, there’s more free cash flow conversion. And rail stock tend to trade at multiples of free cash flow. We discount this number back into the present, again at a 9% discount rate, getting you to $237, and you multiply it by the same exchange ratio, I gets you to $107. So $107, if the merger is approved. And going back to the previous page, $92 if the merger doesn’t happen. In this case, of course, you don’t get tax synergies, cost synergies. What ultimately happens is they’re separated in a spin-off transaction.

Now, we’ve done yet another way to think about it, and Paul has a very simplistic and extremely conservative way to think about it. So what we do here is we just estimate 2017 earnings, and I think analysts very easily can replicate the work we’ve done here. I’m sure they will do so. We say, let’s assume that we hire Hunter, and despite the fact he turned around Illinois Central, despite the fact he turned around Canadian National, despite the fact he turned around Canadian Pacific, he loses his touch and he has no impact on the NS railroad, and what’s achieved is the current – what analysts are currently estimating NS will achieve, and what analysts are currently estimating what CP will achieve. So we take the current revenues and expenses, the only difference here to get to an earnings number is we’re going to payout this $33 dividend. It’s going to have a slightly different debt structure, four turns of leverage versus something in the, call it two – two-ish range. We’ve put out 15 to 18 multiple that gets you to $167 to $200 a share, that same 0.451 exchange ratio.

So in the Hunter-fail scenario, you get $75 to $90 a share of this new CP-NS company. Now compare that with NS running with Hunter. So by 2017, you’ll notice there is only growing, assuming by the end of the year that 47% of the synergies – I’m sorry, of the operational improvements have been realized that it has an impact of about $1, call it 16 of incremental earnings. We put the same multiple and get to the various share prices and then a value to $83 to $100 a share. So again here, $75 to $90, $83 to $100, the most reasonable conservative case of course is that Hunter is successful as he usually is, compare this with the previous page $107, $92, you get the of similar numbers, slightly lower numbers – excuse me one second.

Okay .. Now let’s talk about CVR. So the CVR – the basic terms of the CVR are the CVR protects you if the price of CP-NS is below $175 a share, and it protects you down to a price of $150 a share. So the way to think about this is it’s like an insurance policy. The insurance policy will be outstanding until October of 2017.

The insurance policy begins to protect at $175. If you remember, we think the stock is worth $204, there’s a nice cushion there. But below $175, you get this dollar-for-dollar protection, and protection goes down to $150 a share.

The reason why we stop at $150 is one, we think it’s extremely unlikely the stock drops below this price, and two, the company is really not in the business of writing a catastrophic insurance policy. That’s just too risky for any company. Now this instrument is one that we think many of the kind of long only traditional shareholders, and even Pershing Square ultimately, we will sell this security. The reason why we’ll sell it is because we believe that the stock is going to be worth more than that, so we don’t need the insurance.

The good news, though, is this will be a very liquid security, there’ll be 137 million of these interest units outstanding. And this is the kind of security that arbitrageurs, option traders love. And there’ll be a lot of them outstanding, they’ll be issued May 1, 2016. How do you think about what this is? Well , options, I think, pretty – people are pretty familiar with. This is equivalent to you’re buying a put option that’s struck at $175 a share, and you’re selling or shorting a put option at $150. So you get the difference between the value of those instruments. And the price that’s used for the purpose of determining whether you get paid on the insurance is the price of CP – NS between the time it’s issued, May of 2016, and the time it expires, October 20, 2017. So think about this as a 15-month, 16-month insurance policy. It protects you on a downside case, and it’s an insurance policy you can sell.

Let’s talk about how we valuate. Just a few points here, as I mentioned 137 million of these will be outstanding. We expect them to be listed on the New York Stock Exchange. These are easily valued by using an option pricing model. Any of the basic models will help you value this instrument. And the reason why we picked October 20, 2017, is there will be options that will be listed with a similar date of expiration, and there’ll be put options likely at $175 and $150, and so at that point in time, you’ll be able to just look at the reference price of those options to help you come up with the value for this instrument.

Okay. So, how do you value it? You value a CVR by subtracting the value of the $150 put from the $175 put. How do you value a put option? We use the Black-Scholes model and we use the following assumptions. The duration is 18 months, that’s the term on the May 1st closing of the deal through the option expiration on October 20th. The reference price for determining whether you get paid is the last six months of this term, so there’s a six-month period if we look at trading price to determine whether there is a payout. The reason for a six-month period is to make sure that there is no gamesmanship, if you will, about where that price is.

Volatility, of course, is an important option assumption. we use a 25 volatility. The – currently, CP is about at 29 vol, NS is about a 27 vol, and the combined comp any we believe will be about at 25 vol and there’s some detail in the appendix for people interested in options.

We assume dividends at $0.02 a quarter, kind of a conservative dividend assumption. But we’re actually going to build into these instruments a feature that says regardless of the dividend, and we can assign whatever dividend the company decides, it will not affect the value because of the adjustment to compensate for any dividends that are paid.

And so what’s the value of this instrument. So at $125, which happened to be last night’s closing price, the CVR is worth $9.53 using these models. Now what is $150 – I’m sorry, $125 a share mean in terms of valuing of the new company, well it’s about 10.2 times earnings, the earnings being $12.29 with Hunter running the company, that is with the operational improvements, or 11 times earnings with – assuming that no synergies take place. So if Hunter is not successful in turning around the railroad – and he keeps giving me a stare when I say things like that, it’s again a very, very low valuation. The $11 assumes no improvements in NS versus the analyst’s guidance, and assumes CP analyst guidance. So these things trade at 11 times unimproved earnings, $125 a share, the CVR is worth $9.53.

If you look at the $204 value, four columns over, this is the no STB approval. This is assuming a 16.6 multiple of the expected earnings we expect to achieve at that point in time, the $12.29. The CVR, as you all know, this is worth only $5.61, and the reason for that, of course, is this is a put spread and the higher the stock price is the less valuable the put spread. And of course, you rather have a higher stock price because that means more value for shareholders. And then we show the various prices in between. The top end of the CVR range of $175. Again, on May 1st, this CVR is worth $4.76 even though if the stock closes at $175 by the end of the contract, it worthless, because of time, value, money of the option.

Okay. So what’s the total value the offer? You get $32.86 in cash, you get 0.451 shares of this new company, CP-NS – I’ve given you a couple of different way to think about that value. We’re giving you this CVR or a put spread to protect the value of your share, let’s add them up. So if you take last night’s closing price, which again the stock prices reflect the low probability of the deal happening, all the negative things that NS had said many months away from a transaction, six months away from a transaction being closed. The deal that we’ve just offered, CVR at $9.53, is worth $98.77. That happens to be a 25% premium, on the $79.14 unaffected price.

So if CP stock, which will become CP-NS, doesn’t increase, even though we’ve now – the trust has been approved, Hunter’s been installed as CEO, it’s still going to trade at 10 times earnings, which again, we think is a extremely remote scenario. You’re still getting a 25 % premium. If you take $150 a share, this is again a very – going back to the previous page, two pages back. Let’s just call it 12 times earnings with Hunter running the company. Again a very conservative multiple. The CVR at that point in time is worth $7.24, and the cash and stock together – get you to $107.75 for a 36% premium. Go on, what we expect the stock to trade, at the STB, assuming STB does not approve the transaction, and shareholders are just making the assumption it doesn’t happen. It’s just a management change transaction.

The total value of the cash, the equity, plus the CVR, which is only worth about $2.50 because of course this stock then is trading at $204 on May 1. The total value is 61%, and again I see there on the bottom of the page, you can see the multiples. So pick your multiple of 2017 earnings, 12 times, 14 times, 16 times or 19 times. At 14 times earnings, this deal is at 47% premium to unaffected price. So again a massive premium, I don’t understand how someone could say this is grossly inadequate, unless they are attempting to mislead the shareholders of NS.

Okay so where – how do we think about think about this, and why is CP willing to introduce the CVR? Number one, CP believes that the market will value this company, the way it’s run by Hunter at a meaningfully higher price and that the CVR ultimately will require no payout by CP.

So it’s the way you put your money where your mouth is and give shareholders insurance policy, give shareholders something of value that they can sell immediately. The equivalent of $9.50 increase in cash to the bid, and it will be very liquid and easy to value. And I encourage everyone who is not familiar with options or CVRs, just to ask their option desk or call – I would expect the analysts to put out their own calculations, but you will find – the company’s bankers, and we, came to a number within pennies in terms of [ph] averaging (30:12) the CVR.

So where will the money come from in the event we’re wrong and our stock market crashes in the middle of the period with the payments due at the end and stock is trading at it’s very, very low valuation? Well, that means, that CP has to come up with as much as $3.4 billion. But the good news is the payments is over in October 20, or October 25, 2017. That’s $3.4 billion, we’ll take the leverage at that time, from 2.8 turns to 3.2 turns. The company will remain a solidly investment grade company in that circumstance.

And based on our estimates for the value of CP-NS using various methodologies, I encourage analysts to come up with their own numbers, their own multiples. The revised offer is now 61 % to 7 8% premium using I think quite reasonable assumptions.

And with that, I’m going to turn it back to Hunter.

E. Hunter Harrison

Chief Executive Officer

Bill, thanks very much. Mark, that was very, very informative. So you’ve convinced a nine-year-old daughter and an operating chief that this CVR is the right vehicle.

I think it’s important right now that we – that may be we step back and take a look at what’s transpired so far in this exercise. It’s – I guess number one, it’s turned where I hope it wouldn’t turn. And so I think to review what’s taking place for some of you would be helpful.

And let me start with the – let me start with the first thing that kicked some of this off and that was the potential meeting that we had with CSX. And people said well, why did you pursue this? Well, we really pursued it because of a lot of you in this call said to us that there it was great opportunity to create shareholder value. If we could take our operating metrics and lay over some other railroads that there was a lot of value creation there. And we took a look at those numbers and everyone was right.

We’d moved to a point where both I think most people would recognize that the top railroads in North America now are both Canadian. One being Canadian National, one being Canadian Pacific and there is probably some reason for that. So let me just put it this way. We got a signal from the board in Jacksonville that but maybe we should visit and talk and so we did.

We visited for about two hours and I’m not sure why we went there or actually we met in New York because their view was at least their CEOs view and I don’t think I’m putting words in his mouth I think he said this publicly, is that clearly this trust structure and regulatory hurdles could not be gotten over, so why worry of that. We never talked about value creation. We never talked about impact on the shareholder because there were different views. CSX clearly was of the view that there was no way this transaction could be approved or trust structure. Now contrary to that today, as I understand it and you can ask them better than me, they’ve effectively put themselves in play and for the right price, they would contemplate a deal.

Now, I don’t know what’s happened to the trust hurdles and the regulatory, but they potentially decided to get over them. But we clearly saw quickly that, that was not going to work. And so, we turned and did some analysis on Norfolk Southern at that time. And the value creation and potential was even greater there and we were very excited with that.

So, what happened, well I can’t tell you, we’re still investigating it. But there were some leaks and rumors we got out that we were looking at Norfolk Southern, I immediately that weekend picked up the phone and called Mr. Squires and told him what had transpired, what we knew. He brought to my attention that they already had heard earlier in the week, so it was no big surprise. But I said, we would, what do you think about sitting down and exploring this. And he agreed and I told him that the board has had a great deal of discussion about making a formal proposal in the form of a letter document to send to him, and at his request, he said please don’t send the lot. They will put us in the – in more of an adversarial position and it’s not the right type of environment to be negotiating a deal. So, I was able to convince our board that that was not the thing to do. Let me visit with Mr. Squires. He said to me that you he would like to bring four, five of his lieutenants, and I could do the same, because there were was some of these issues that very candidly he wasn’t that familiar with.

But before that meeting transpired, he called and said he wanted to do it just one-on-one. So, I invited him to my farm and he came out and we visited about the potential of the transaction and he said, effectively could you go through some of the scenarios, you have in mind, and I went through a lot of them, and one of the first ones was to say, you’re welcome to be part of this team and to run one of these railroads and he made it very clear to me, he said, this is not about social issues, this is about creating shareholder value.

So, we started down that road and I guess immediately got cut off at the pass. That was not the response that we expected and that we didn’t hear anything for a while and then we finally sent a formal proposal and it just up till this time with the exception of the meeting with Mr. Squires, their board has refused to meet. They asked me what the plan was and I said, we wanted to come here and not be so presumptuous that we had all the answers that listening to your input, your concerns, and your thoughts. And – but that didn’t work for us. And then, as we go through the process and kind of what I will describe is the street fight environment started.

And I’d hate to tell you that’s where I grew up as street fighter, but if this is going to be a street fight, so be it. I look up next and NS has brought on board two, hired guns I will refer to them, Mr. Nottingham and Mr. Mulvey who are now advising Norfolk Southern, I am assuming for a price and you can ask them that.

But I think, they‘re getting some bad advice. And they have come out with a so called white paper that said this could be – nothing could be worse in this transaction effectively. That it will not pass the muster of, first of all, a trust. Now, I would like you to listen this closely, those that have been concerned about the trust approval.

Since the Staggers Act of November of 1980, there has been 144 requests of the Surface Transportation Board for a trust. 144 have been approved, so the odds are pretty good, it’s at 144:0 that we could get a trust structure approved.

Now, this is almost in the exact model of what we saw at CN-IC. We put the company in trust, I went to Montreal, there was never an issue raised about the trust. We got over the regulatory hurdles, there was virtually no issues there, and the transaction was approved early where the STB gave up some oversight, as a result of the – of how we had implemented the transaction – the transition.

Now, I understand as I read today that the two hired guns, who by the way aren’t very good marksmen either way, who were typical people they’ve been inside the belt way too long we kind of wonder why the public has lost confidence, and this is a good example.

I think, you will find and you can ask him, don’t rely on me, that Mr. Nottingham for an example, has made a lot of other comments on the other side of the transaction, advocating single line haul. So, I think we’ve not gotten any where there. Mr. Squires has said the price doesn’t matter, so we’re certainly not talking to them about the price because it doesn’t matter and they won’t meet with us, which makes it very difficult to do a transaction and to be able to create shareholder value.

From a regulatory approval standpoint, I’ve been in this business a long time and I’ve seen every merger come and go for about 45 years now – plus. And everything that I know of that the shippers have ever requested or asked for that the railroads they had thought, we’ve been willing to put in our proposal, whether it’s bottleneck, we have never supported bottleneck, we’ve been outliers there, yes, we’ve been outliers. But that’s our view. Have we supported paper barriers? No. Has access scared us? No. And the access that we’re advocating is a modified – what we call a modified control access in terminal areas.

So, we have had some dialog with the shipping public. Very positive feedback at this point. And next week, I believe, it is our staff will be meeting with a lot of the shipper advocacy groups in Washington. So, this is starting and it appeared that this was kind of grinding towards the end. But then, we wake up two days ago, and now, Burlington Northern has kind of thrown their oar in the water. Why would they enter the fray ? If this can’t be approved, if you can’t get a trust structure approved, and you can’t get regulatory approval, why would they care?

It appears to me that someone has given some advice you know, this thing could be approved, someone’s done some research on a trust to find out that in spite of the fact that certain people say, it can’t be approved, 144 times out of 144 it’s been approved. So I think there is some reason that our friends at Burlington Northern are a little bit concerned about this transaction and what it might bring. I don’t know why they’re worried about down the road effects, if it can’t be approved. So, we did this as I started off with for shareholder value creation.

But I can tell you in my view right now, without having a dialogue with our friends at NS, this transaction lies in the hands of the NS shareholder as far as whether we’re going to get approval and proceed and create all the appropriate positive things this transaction can bring. And we’ve heard very little substance of why the transaction would be bad, with the exception to question my integrity which I’ll take great exception too, but I’ll handle it myself.

So, I thought that this might add a little context to where this whole transaction stands today. And I can tell you in my view, the clock is ticking and it’s ticking down and it’s time for some of us to take some action here, if we’re going to see this transaction through. So with those remarks, which you’ll probably read about in the paper in few minutes or in the morning. Yes, I will be happy to take calls from the audience.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Your first question comes from the line of Fadi Chamoun from BMO Capital Markets. Please go ahead.

Fadi Chamoun BMO Capital Markets	Q

Good morning. I’m going to take a wild guess here, NS will probably reject this enhanced offer. So, I mean, this looks like it did on the last call in terms of the offer that it’s going to go most likely the proxy routes. So, first, how does this process move forward? Is there an avenue to call for a vote before the AGM. If you can sort of give us your thought on that. And secondly, why did you feel that this CVR structure is necessary? I mean, it did – did you have sort of feedback from shareholders of finance of probably on the prior offer, which seemed – the prior offer seems pretty good to begin with like – why did you feel like you have to enhance the offer with this CVR structure?

William Ackman Pershing Square	A

It’s me. I’ll get the shareholder perspective, Fadi. So, what’s interesting about the CVR is it gives very significant value to shareholders, unless we’re right. What I mean by that is we’re right and the stock will trade at $200 above, the CVR isn’t worth very much. And what we’re trying to do is get the world and the shareholders and the company and the board as fiduciary for shareholders to focus on what this transaction is about. This transaction is about what is the value of the combined company? What’s it worth? And the CVR is a way of calling the question. Canadian Pacific is basically putting down $3.4 billion of chips on the table and saying we’re willing to bet $3.4 billion this stock is above $175 a share.

And now the $175 a share and if you got the little chart that’s up on the webcast, deals with $116.55. We think it’s more than that, but this is a 47 % premium, okay, and we’re betting $3.4 billion that we’re right in that number. And we’re not betting that money recklessly if we have to pay that money we’ve got the resources and the financial commitments in order to do so. Well I think what this does is that really focuses the world of what the new company is worth and the cost ultimately to CP we think is going to be zero and it’s a way to deliver you know meaningfully more value to shareholders at very small cost to CP, so with the modification that Hunter was willing to agree to and I think it’s one that benefits shareholders and it really, well, it’s I think a helpful device to get people to focus on what this transaction is about.

One thing I think you can do and really all the analysts can do here, is what is CP-NS worth, don’t take our word for it, you guys are good analysts, combining two companies, look at what you think the synergies are, hair cut or add to them if you think it’s appropriate and tell the shareholders what they can own come May 1, 2016. And they’re going to get $33 of cash, they’re going to get 0.451 shares of that company and they’re going to get an insurance policy that I think are worthless. And what I mean by that is I think we’re never going to pay out on that insurance policy and if you’re a smart investor and you believe the same well you can sell that insurance policy the day the deal closes to an option traders who doesn’t really care about what the stock is worth, but who can make money trading around this little instrument, so we’ve kind of a way where everyone wins.

Let me make one more point about fiduciary duty, because I think that’s been a bit kind of ignored here. What’s happened so far is we put out our initial offer, and it was rejected, and I’ve said in the last conference call that I thought it was appropriate for the first offer to be rejected because there were contingencies, people have to wait for their money, but we went back to the well, we did some work, and we figured out how to do a transaction that required only a trust approval, where people could get their cash and their stock by May 1.

That’s a very different deal, that’s a massive improvement in the transaction. That transaction was rejected before we even explained it. In fact, Chip Nottingham who wrote this white paper rejecting the deal could never happen, assumed we were going to put NS in trust for the purpose of the analysis as oppose to CP. And if you want to get a sense of how these consultant reports are literally paid for, we dug up a transcript of a call that Chip Nottingham did with a Wall Street firm – analytical firm. This was done in October of 2014, and the context was the CP-CSX transaction.

At that point, Chip wasn’t working for any one. He was actually being paid to give his independent advice as to whether a transaction like CP-CSX would – could get approved. And here is what he said, I’ll read you from that transcript, he said: “If CP and CSX were to merge, it would create a scenario where you could have a third major competitor in that market” – and again here he is referring to the Bakken volumes moving to the East Coast – that would actually be able to seamlessly with no handoffs and no handovers, avoid the Chicago bottleneck, which is a notorious delay point in shipping from East to West and West to East. The CP-CSX network will be able to by pass Chicago, but also be able to do so with one carrier moving across the country from Pacific, Northwest to the East Coast for the oil and gas exploration areas back and forth.

Clearly, if you are just focused on the energy sector, it’s a merger that has some attractive points to it. I’ll point out that the two railroads involved don’t have much overlap in track currently and that’s a plus if you’re looking at getting a merger improved. So, very few, if any rail customers were currently served by both CP and CSX, which face going from a two-carrier scenario to a one-carrier scenario. The resulting merger will create a large rail carrier but that large rail carrier would not be significantly bigger than the Union Pacific or the BNSF, so it would not create a dominant industry titan, would arguably add a third very large player to the two that already exist in UP and BNSF.”

And the most interesting thing about Chip’s statement that he made when he was not being paid by NS, but paid for his independent advice is if you replace CSX with NS in this paragraph, you get to what we’ve been saying all along.

Fadi Chamoun BMO Capital Markets	Q

Okay . And on the – how this process move forward from here assuming you have to go the proxy route?

William Ackman Pershing Square	A

Sure. I’ll cover that and if Paul Guthrie wants to add or Hunter, whomever. So, the company has a annual meeting, proxies need to be submitted for that annual meeting by February 14, at which point shareholders could put a resolution saying the board of NS should engage and see if they can negotiate a transaction. And so the simplest way for a shareholder to put pressure on the board of NS is to have a shareholder resolution. That says up or down shareholder should – the board should engage with Canadian Pacific and see if a deal can be negotiated that’s attractive, that’s the simplest easiest way for a – to put pressure on the board and by the way I think shareholders would overwhelmingly approve that resolution.

And two, the more aggressive way of course is for a shareholder to propose a replacement slate of directors, and that would be voted upon by the annual meeting, which would take place in typically in mid-May . The company has an ability to delay the meeting couple of months, but companies that join delayed meetings to prevent their shareholders from voting, boards get thrown out for doing things like that. So, I think this would get resolved by May. There is a special meeting provision, but in light of the timeframes, I think the annual meeting is the most likely timeframe and the simplest one for getting a transaction going – done from a proxy perspective.

Fadi Chamoun BMO Capital Markets	Q

Okay .

E. Hunter Harrison Chief Executive Officer	A

I would only add to that is this point, I think that – I’m hopeful that and have not given up on the ability to sit down still with the Norfolk Southern folks and hammer out a deal or at least explore it that’s in both our shareholders’ interest. I just don’t understand the rationale of saying, we won’t talk. And there is the company that says they’re going to be at 65 by 2020, which hadn’t been able to do it the last 10 years is that a lot of turnover and loss at the top, and I very frankly that’s more your folks jobs than mine, I very frankly don’t say they’re going to get there from here.

And people forget something. Once this – once this jockeying that we’re talking about is resolved in some manner. We got to run railroads, we got to serve customers, we got to serve shareholders, and people are losing sight of that. This is not the end game here, this is the beginning. So, I’ll just leave those thoughts with you.

William Ackman Pershing Square	A

Yeah. Actually, one point I wanted to make related to your question. If you’re on the board of NS and CP makes the offer it just made. The offer is contingent only on a trust, we’ve heard from Hunter that 144 out of 144 trust transaction have been approved by the STB since the Staggers Act was put in place in 1980. You have to be pretty confident that this thing can get approved. The offer is $33 in cash. It’s stock in a new company that on a very conservative basis is worth 50% with the cash more than the unaffected price for the stock, got a railroad executive that has the best record in the history of railroading, who is prepared to step in immediately and run the company. And CP has sweeten the offer with an instrument that gives people an insurance policy if the stock price drops, between now and October 20 of 2017, a 15-month, 16-month insurance policy.

Now, if I am on this board of directors, what I would do is, I would say, you know what, we shouldn’t have our PR team issue a press release before the board has even considered the transaction, in fact the CEO shouldn’t be authorized to issue a press release before the board. The board should issue a press release saying, we’ve received the offer, we will study it carefully, we will have our advisors in Morgan Stanley and Bank of America do some analysis. We will ask questions of CP if there’s any thing that we don’t understand. We’ll deliberate carefully. We’ll use our duty – we’ll observe our duty of care. We’ll focus on what’s in the best interest of our shareholders and our other constituencies. And then we’ll be responsive and if it makes sense to sit down, we’ll sit down with it. That’s what a appropriate board of directors acting consistent with their fiduciary duty would do. If I were a member, a shareholder of NS, I would insist upon it.

And if it the board instead issues a one-page letter saying this transaction grossly undervalues the company. Meanwhile, the stock is stuck at $79 a share and a 70 OR, then what I would do is I would throw out that board of directors at the next annual meeting. And what happened to the board of CP is that exact same thing take place. We had the board, say, you know what, we don’t believe you, you’re wrong, we’ve got a better plan. And we said, no, we’ve got the greatest railroad executive of all time, he’s got an incredible track record and they said, you know what, we won’t even meet with him.

And one thing I encourage you to do, is you want to get a sense how this thing plays out. That’s on the web , the CP Rising website, cprising.ca, and we have a video transcript of the Town Hall that we did slating the transaction. It’s really the same movie all over again. Here they have Chip Nottingham on a made – paid as a – made as instructed report and in that case, they had Oliver Wyman who said it was impossible for Hunter to achieve the results that you said he would achieve.

So, look, we don’t want to go the route of throwing out the board of directors, what we want to do is sit down with sensible people, see that there is what – there’s some value here, the deal can be struck, get something signed up as a Christmas present to the shareholders of both companies and then push forward and get a trust approved, put Hunter in as CEO and work real hard to make this one the greatest railroads in North America.

Operator: Your next question comes from the line of Brandon Oglenski from Barclays. Please go ahead.

Brandon Oglenski Barclays Capital, Inc.	Q

Hey . Good morning, everyone, and thanks for taking my question. So, I guess, can you guys talk about the confidence level that you have that a trust could be approved with Hunter moving over to Norfolk. Because I think that might be a sticking point. Is there a possibility that the STB can say, okay, we don’t mind the trust, but the management change goes beyond the independency of running this railroad separately. Is that risk or concern if I’m a Norfolk holder?

William Ackman Pershing Square	A

Sure. I think, we can answer that very simply. If tomorrow, we let Hunter out of the employment contract, Hunter is a American, he is a free agent. And if Hunter sold his stock in CP and gave up his pension in CP, any railroad in North America or frankly Australia, could hire Hunter and to go work for them. Yes, STB has no authority over one employee going from one company to another.

Now, Hunter has some secret side deal, with Canadian Pacific, where he’s going to violate the law and once Hunter sold his stock in CP, once he walks away from his pension, and he goes over to NS, and he gets chunk of stock options in NS, and he gets pension from NS, he’s going to do exactly the same thing he did when he left CN and he went to CP, he’s going to do everything he can to make NS the best railroad in North America and what I can tell you this guy is he’s seriously competitive, okay? And he’s been seriously competitive against the railroad he used to run, okay, and he’s going to be seriously competitive against the railroad that he used to run in this case. Hunter, do you have a point of view?

E. Hunter Harrison Chief Executive Officer	A

Yeah, Brandon, I would, number one – number one, it questions my integrity, which I have honor greatly. Number two, I’d refer you to the CN Illinois Central, I was CEO with Illinois Central. We put Illinois Central in trust, I went to Canada to be the number two operator, operating chief to run the railroad, because we felt like that was the most value creation. Now, there were lot of things that went on at Illinois Central after I left that I didn’t frankly like, wasn’t do anything I could do about it. I knew what the law was, I knew the regs were and we dealt with it, and that’s – the trustee was down there doing his job, and why would I jeopardize, a transaction like this and my integrity to violate, how are going to take a railroad this size, and violate the law and not be caught. First, it’s impossible, so I mean nobody has brought that up in the 144 cases, I don’t know if I’m – get a wanted poster or what, it doesn’t make sense.

William Ackman Pershing Square	A

I mean the fact that Hunter is a legendary CEO, but once he sells his stock in CP and gives up his pension and moves over to NS, he is only going to be NS’ CEO. And why would he jeopardize his reputation that he has built over the course of a 50-year career? Ffor what? As we pointed out the vast majority the value here that’s created with just the management change.

E. Hunter Harrison Chief Executive Officer	A

And then the other thing I would add is this, and as you go along the way this is not as important, but when you do this in a trust structure, okay, to build the term earlier you become a free agent, and if the transaction is not approved, guess where you are. You’re in the street, you have no job, no affiliation and you don’t take that risk unless you think you can produce and the transactions can be approved and the trust can be approved, and you can follow the law.

William Ackman Pershing Square	A

And lastly, once Hunter leaves CP and goes to NS, The transaction has not approved, Hunter is still the CEO of NS, he’s not going to back to CP, he is done.

Okay . Next question?

Brandon Oglenski Barclays Capital, Inc.	Q

Appreciate it.

Operator: Your next question comes from the line of David Vernon from Bernstein. Please go ahead.

J. David Scott Vernon Sanford C. Bernstein & Co. LLC	Q

Hi. Good morning. I just kind of a may be a process question or maybe if you could just highlight why you may not be able to go the STB right now and just lay this out and say this is what you want to do and may be have them applying on whether they think that the truststructure would be amendable, I think that way it actually kind of make this issue go away . I’m just wondering if there is a reason why you can’t go to the STB and ask for some type of approval or ruling on the ability to put CP interest create the holding company and then either tender or go through a proxy barrel for the shareholder approval to do the merger?

Paul A. Guthrie Special Counsel to the CEO	A

Hi. It’s Paul Guthrie responding to this. As we’ve explained several times and was explained again this morning.

The law in this area was perfectly clear, there is no doubt about it, this is simply an attempt that we heard yesterday from Norfolk Sothern’s advisor to further have an excuse to avoid dealing wit h us face-to-face, if they have legal concerns, they can address to face-to-face with us. There is no need to go to the STB, as they the law is perfectly clear. When we go to the STB, we’ll go to the STB, we’re confident that we’ll get a decision and impar tial made by the present members of the STB, rather than former, and it would be in our favor.

J. David Scott Vernon Sanford C. Bernstein & Co. LLC	Q

Well, I guess.

William Ackman Pershing Square	A

The STB is not going to give you a pretend answer, if you – when you are a position to apply for a trust you apply for a trust. They evaluate it and they give an answer. They’re not in the business of speculating on potential transactions during the business or – when there is an application made, they’re going to do their job. Thank you.

J. David Scott Vernon Sanford C. Bernstein & Co. LLC	Q

Okay.

Operator: Your next question comes from the line of Scott Group from Wolfe Research. Please go ahead.

Scott H. Group Wolfe Research LLC	Q

Hey, thanks. Good morning, Hunter.

E. Hunter Harrison Chief Executive Officer	A

Good morning, Scott.

Scott H. Group Wolfe Research LLC	Q

So, I’m curious what’s some of the – if you’re considering any other alternatives, besides a proxy. At some point do you consider going back to CSX and seeing if they might be interested, given some of the management changes they’ve had – you’ve got BN talking like they’ll be open to a possible deal, so now you’ve got two rails out of – now two rails that might be interested in this deal. Could a deal with BNSF make sense? Just how you’re thinking about may be other options or you just kind of steadfast and focus just on NS?

E. Hunter Harrison Chief Executive Officer	A

We’re focused right here. Look, we looked at the other alternatives and as I’ve shared with you, I don’t know what their positions are because they talk at both sides of your mouth. As I’ve said in the interview the other day, if somebody wants to talk to me, my phone is on the hook, okay, just pick up the phone and call. You don’t have to put some wire in the paper, talk to me, okay? I would – I’ve learned a long time ago never to say never, but our focus right now is this transaction, it’s one step at a time, and we’ll see what happens.

Scott H. Group Wolfe Research LLC	Q

Do you think your approach can work with a Western U.S. rail?

E. Hunter Harrison Chief Executive Officer	A

Yeah. I mean, well – look, from a legal standpoint, certainly. Okay, now from a business standpoint, is that as practical, and much larger, and I don’t know that they are looking for a partner and so forth. But from a legal standpoint, there would be end-to-end, a couple places are little more overlapped, but everybody is speculating, I have a great deal of confidence in the Surface Transportation Board. As Paul said, the law is the law. This is not a political exercise, this is a legal exercise. Are we doing what’s required, enhancing competition and doing everything as required, and the answer is yes. So, we’ve always said if it’s in the interest of the shareholder we take it under advisement. So if somebody calls, we’ll talk to them, may be use you know something we don’t.

William Ackman Perching Square	A

An interesting thing to think about, imagine for a moment you’re a shareholder of NS, and the board is behaving, the management is behaving the way they’re behaving. And that leads CSX, which might have had a change of heart about the transaction to call up Hunter and then we negotiate a deal with CSX and we announce that in Christmas or at January, whenever. How are you going to feel as an NS shareholder now, when you could’ve done a transaction with CP, you could have had Hunter as your CEO, and because the way your board screwed around not even considering a transaction, not even meeting, not even studying, not even have your advisor look at the transaction, they rejected the last deal within 15 minutes of the press release when we put out the proposal. That’s not consistent with fiduciary duty. That’s – I think the board of NS would have some explaining to do and might have some significant liability in a circumstance like that.

Scott H. Group Wolfe Research LLC	Q

Okay. All right. Thank you, guys.

E. Hunter Harrison Chief Executive Officer	A

Thanks, Scott.

Operator: Your next question comes from the line of Tom Wadewitz from UBS. Please go ahead.

Thomas Wadewitz UBS Securities LLC	Q

Hi. Yeah. Good morning.

E. Hunter Harrison Chief Executive Officer	A

Hi Tom.

Thomas Wadewitz UBS Securities LLC	Q

And thanks for all the perspective on the new structure and so forth. Hunter, I think my questions are really for you, when we look at the CP analogy that on the proxy side what you did in CP, you did the ability to bring in lot of your team that were kind of former CN or people from the industry, and I think that more powerful if you have some of your team to work with as opposed to just yourself, right? So is that a significant – do you say hey, it’s kind of tough if I go to NS and I’m trying to drive all these changes and I’m really the only guy there putting this through. Obviously, you have previous strong track record historically, but how do we think about that?

And then, I guess and I don’t know if it is related to not, but the resistance of the U.S. rails I think relate to their concern about access provision and I wonder if you could compare the access in Canada with reciprocal switching. Is that a lot different than what you’re looking to do in the U.S. and if the systems are a lot different then maybe that’s a way of kind of thing when the risk isn’t that bad from the access. So, I guess those two topics. Appreciate it.

E. Hunter Harrison Chief Executive Officer	A

Well, the first, the personnel, Tom, I’m just thinking out loud here but it’s not like I have recruited a whole lot of people from the past and brought over to CP. Most of them that who come from other rails mostly are friends at Burlington Northern, have not been members of my team in the past.

Now, Keith obviously he was the big fish and we landed the big one. But I’ve said all along from day one and I said this day one to Mr. Squires, this is not – I’m not trying to go to Norfolk Southern to scorch it or do anything, I’m looking for good athletes, good railroaders and I’m sure that organization is full of them and I think my view from the outside looking in here is they need a little different leadership and may be different strategies. It’s not that there is not the athletes there. So, I don’t – I’m not dependent upon that I’ve got to go get whoever to make this thing work. If I’ve got any strengths, I know this business a little bit, okay. I’m not a bad leader and I’m a pretty good coach mentor, and maybe that’s what is needed the most.

So, there is plenty of people there, I think. There is plenty of talent there, maybe the bowl needs to be just mixed a little bit, and that’s why the first thing I did was to say to Mr. Squires, you will be part of this team. I’m not saying I’m taking it, but it would – and that’s when I got the other response. So, the personnel is fine.

The reciprocal switching and the interswitching in Canada are totally different. The interswitching or reciprocal switching in the U.S. effectively went away with the Staggers Act. And what was overnight a $75 reciprocal switch turned into an over market of $600 to $700. It was not governed by some mileage like the Canadian, it’s a direct radius from. It made no sense how you drew the map, and so, that’s why, so there might – if you looked at the core or the intercity as the measuring point from, there might be an industry 10 miles from there that was not open to switching and there might be 150 miles away that was.

Each individual rail road negotiated with customers as they located on whether they were open or close to reciprocal switching. So, it’s a totally different model, and in Canada, right now, it’s not used very much. I would say that the main factor is that it’s a safety net that is at the shipper’s disposal if they so desire. It would be much more in play in the U.S.

And so all we’re saying is this, if we’re serving a customer, and we’re the only game in town, we’re the only one that can physically resume and they feel like we’re not doing the job, their decision, not ours, not some arbitrary – they have the right to bring in brand, see and let them service the customer. So if we do our job from a service standpoint, do what we say we’re going to do with a competitive price, we’ll be fine. And that’s the way the competition ought to be. If we don’t do our job, we’re not looking for some artificial protection. And that’s what I think. We do respect some of the other carriers are looking for. So you’re really apples and oranges with interswitching and reciprocal switching, and what we’re proposing with modified access.

Thomas Wadewitz UBS Securities LLC	Q

So is it fair though then to say that there would be more revenue at risk? That you can handle it, you run the railroad a certain way, and I understand that, but for another carrier that would have concerns. If these rules were applied, there would be some significant revenue at risk in the U.S.

E. Hunter Harrison Chief Executive Officer	A

Yea, if they don’t do the job, it ought to be at risk. I mean, that’s what the [ph] act says (01 :14:37 ), to enhance competition, not guarantee some cure that whether they do the job or not, they’re going to have the business. How do you – that’s not very – that’s not enhancement of competition. What they don’t want, they don’t want to go back to Surface Transportation Board and have to justify the enhanced positions. They like it the way they got it. That’s just fact. And I tell you, if you don’t believe that, ask him.

Thomas Wadewitz UBS Securities LLC	Q

That all make sense. I appreciate the explanation. Hunter. Thanks for the time.

Operator: your next question comes from the line of Allison Landry from Credit Suisse. Please go ahead.

Allison M. Landry Credit Suisse Securities (USA) LLC	Q

Good morning. Thanks. In the whitepaper you published yesterday, in the first point, it was stated that the denial of trust would restrict shareholders’ ability to realize the full value of their investment, and that intrusive regulatory action would deviate from past precedent. Could you clarify that statement because it seems to suggest that the STB would also consider the interest of shareholders, which seems to be inconsistent with the public address and premature control statutes?

E. Hunter Harrison Chief Executive Officer	A

Well, to that part, Allison, let me comment, and may be the legal guys, but I would say shareholders are part of the public, and there’s nothing wrong with serving the shareholders’ interest. And if the shareholders don’t want to invest in the rail system, I don’t know where the capital is going to come from, we’re going to be in a hell of a shape in this country.

Allison M. Landry Credit Suisse Securities (USA) LLC	Q

Okay. And then as a follow-up, as NS brought this up last evening, do you plan on seeking a declaratory order from the STB to confirm that the voting trust structure, which places CP, as opposed to …

E. Hunter Harrison Chief Executive Officer	A

No. No.

Allison M. Landry Credit Suisse Securities (USA) LLC	Q

Okay.

E. Hunter Harrison Chief Executive Officer	A

That’s what Paul was talking to.

Allison M. Landry Credit Suisse Securities (USA) LLC	Q

Right. Okay.

E. Hunter Harrison Chief Executive Officer	A

Look, we’re not asking for any special treatment. There is a process in the law that says, here’s what you do. And the first thing that would happen, if we went to look for a declaratory judgment here, they’d say, oh, you’re getting special treatment. Nobody else has ever applied for this. We’re willing to submit our application and play by the rules and whatever they say, we’ll deal with, that’s fine. That’s just grasping, when they don’t have anything else to grasp for.

William Ackman Pershing Square	A

Why don’t you ask NS why this trust won’t be approved when the last 144 have been approved. I think, that’s a good question for them. And if the answer is because Hunter Harrison is CEO of Canadian Pacific, then that’s not a particularly good answer.

Allison M. Landry Credit Suisse Securities (USA) LLC (Broker)	Q

Understood. Thank you.

E. Hunter Harrison Chief Executive Officer	A

Thanks, Allison.

Operator: your next question comes from the line of Steven Paget from FirstEnergy. Please go ahead.

Steven I. Paget FirstEnergy Capital Corp.	Q

Thank you, and good morning. Mr. Harrison, forgive me, but I’d like to ask about your health as shareholders will be relying on you and you alone to fix NS. If the trust is approved, are you ready to clean up the leadership and fix the company?

E. Hunter Harrison Chief Executive Officer	A

Clean out the leadership? What does that mean?

Steven I. Paget FirstEnergy Capital Corp.	Q

Make leadership changes.

E. Hunter Harrison Chief Executive Officer	A

Yeah, I mean, I’m ready to make whatever change that needed to be made. But look, if you go back and look at my history over time, I am always – well, I like to play with a hand I’m dealt. Well, if there need to be changes made, I’m certainly not adverse to make any changes as some would tell you that around the street, okay? They don’t want change? Then they’ve got a problem. Can I help? It’s a – I think, you knew that I had little setback and had some lower extremity surgery and I had a bout with pneumonia, and I’ve overcome most of that. And there were some questions raised and my doctors furnished to the Board and others, that I’m willing to go and I’m ready to work and it’s the best thing for me. And so we might set back my health if they call me a liar one more time.

Steven I. Paget FirstEnergy Capital Corp.	Q

Thank you. That answers my question and that’s my one.

E. Hunter Harrison Chief Executive Officer & Director Okay . Thank you.	A

Operator: Your next question comes from the line of Chris Wetherbee from Citi. Please go ahead.

Chris Wetherbee Citigroup Global Markets, Inc.	Q

Yeah. Thanks, guys, for taking the question. Was just curious to get your take on and how you view that BNSF comments from last week from a competitive standpoint. Do you view that as sort of a bit of a back stop competitive offer? Just kind of getting a sense of how you think about the landscape in terms of your approach to NS specifically?

E. Hunter Harrison Chief Executive Officer	A

Well look, let me give you my opinion, I don’t know, number for one, for sure. I think they’re trying to measure the water. They’d like to have a status quo, and I think they’ve got some advice that look, they’re going probably pull this off and what does that mean to us. And so – and as I’ve said the other day, look, if our deals don’t work and somebody else does the merger – I’m for mergers, I’m not going to oppose it, okay? So I just think they’re, once again – as I said, I think yesterday these interviews start to run together, but Matt said in October 14, I think, that the single line haul was a gold standard. I don’t disagree with him. But now that somebody is about to get a single line haul, the standards are changing. So I just think that he kind of looked at it, that it didn’t cost anything, those are mud in the water and I’m – it doesn’t concern me at all.

William Ackman Pershing Square	Q

May be I could just give some perspective, because I know Mr. Buffet pretty well, and I know Berkshire Hathaway pretty well. If you look at our deal, we’re proposing to put CP in trust and for Hunter to go run NS, and where the vast majority of the value creation takes place during the operating turnaround. How can Berkshire put in a competitive – how can BNSF put in a competitive offer to that? Is Buffet going to agree to put BNSF into trust? Who is going to leave BNSF to go run NS waiting for an approval? I can’t see Mr. Buffet doing that.

The only currency they have to offer is cash because BNSF is a private company. Now Mr. Buffet has plenty of cash, but he’s not known for overpaying. And I think shareholders, the way you get to the big values here, come from owning the combined company and participating in the value creation over the next several years. That’s not something you can get in a BNSF transaction. So, I just think it’s not – it doesn’t make sense. Could they propose a transaction that’s subject to a merger approval, and where shareholders have to wait two years for their money and they may or may not get it? I think they could. I don’t think that would be competitive with our transaction.

So I just don’t see how they can be competitive here.

Chris Wetherbee Citigroup Global Markets, Inc Okay. That’s great. That makes sense. Thanks very much for the time guys. Appreciate it. .	Q

Operator: Your next question comes from the line of Walter Spracklin from RBC. Please go ahead.

Walter Spracklin RBC Dominion Securities, Inc.	Q

Yeah. Thanks very much. Good morning, everyone. Thanks for taking my question. I guess – and may be this is more for Bill. You’ve done some pretty good explanation description of – to the Norfolk Southern shareholder, how the additional items that you’ve added to this bid have provided additional, each time, more and more downside risk protection to the Norfolk Southern shareholder. Could you – there might be some concern that what you’re giving away on the downside to the Norfolk Southern shareholder is at the expense of the CP shareholder. Perhaps, you can give us a little bit of a look into what the scenario if a trust is approved, but a merger is not, what CP would look like post the disgorgement of Norfolk Southern?

William Ackman Pershing Square	A

So it’s going to look just as we’ve described it here. So we’ve not changed the amount of cash we’re offering shareholders up front. We’re not changing the exchange ratio. What we’re giving as an insurance policy that if CP stock is below – not CP, CP-NS stock, the new company, in October of 20 17, on that last six months of this period that determines whether a payment is mad, if that stock is below $175 a share, again, this is not – we value the company in May of this year at $204 a share, and the payment is only made if the stock is below $175, 15 months later after Hunter’s been in there turning around the railroad. So we think the probability of the payment being made is extremely small, from CP’s perspective. But if it had to be made, this is still a good deal for CP shareholders. That’s really how we think about it.

Let me just be clear about disgorgement, because disgorgement sounds like a horrible, complicated, messy, ugly thing. So if you go back to and flip back to them and flip back to the little slide at the very beginning, you start with the entries being put trust, Hunter being put in as CEO of NS, NS is owned and controlled by the CP-NS hold co, full board overseeing the turnaround of that railroad, Hunter’s powers in place, you’ve got Keith Creel running CP, CP is running very well. Keith is our – our designee CEO. Hunter’s only got 1.5 years left of his contract anyway, so we’re obviously preparing for that business to be run without Hunter.

And actually originally, Hunter, we extended him an extra year because he was – he had more fight in him. As you’ve heard, he’s got a lot more fight in him. But what happens is – flip to page four, if it doesn’t get approved, we’ve got two years to separate the two companies. And what that is, really, we could do it more quickly if we wanted to. It’s just filing a document with the SEC, a typical spinoff document.

The railroads have been run completely independently, and they have to be. In some ways it’s the easiest spinoff you could ever do. Most spinoffs are done where you’ve got a business that’s embedded in a corporation, and then they‘ve got to separate it and do all the complicated accounting to separate the two and then they spin them off to shareholders and it takes a long time. Here you could put together the spinoff perspectives, and then six months after trust – the merger was not approved, you get two new stock certificates in the mail, one for CP and one for NS and then you’re done.

Walter Spracklin RBC Dominion Securities, Inc.	Q

I guess, though, where I’m going is that, after that – I mean, Norfolk Southern went in at a premium and had a significant cash payout to Norfolk Southern shareholders at the beginning. your estimation is that the Norfolk Southern in this spinout would be equal to that cash payment, the CVR and the lack of a premium on the way out such that CP would look very much like it did before all this? Or would we see CP with a lot more leverage on it in that scenario?

William Ackman Pershing Square	A

Sure. Sure. So a couple of things. Number one – and Mark should speak to the leverage levels. So do you have that – what the leverage levels will be? Potentially, by the time a spinoff has to happen, which is two years after 2017 under the rags, we used all of our free cash flow to de-lever. I think, we’re less than – well less than two turns. And where are we, Mark?

Mark J. Erceg Chief Financial Officer	A

Correct. I mean, the simple reality is this transaction, I know, contemplates us being at roughly yield four times leverage, which is very, very manageable. And we have looked at every possible scenario where we put the entity into trust and eventually have to sell that out. One, as Bill mentioned, we have a minimum of two years to do that. The other thing I would add is we have the ability to do that it over time. We don’t have to sell 100% or spin out 100% of the entity all at once, you can do that in phases, you can do that in chunks. The cash generative abilities of the combined entity, and frankly , either railroad by itself, is such that we can easily de-lever. By 2017, we can do that to below three turns.

So the leverage is not a concern. There is no harm that could occur to either one of these two corporations, irrespective of what might come our way. This is really all about getting that $2 billion of value for the shareholders. That’s what we need to keep focusing on because that’s what the real size of the prize is, and it’s worth getting after.

William Ackman Pershing Square	A

Actually, so let me – I think I can be a little clearer with what I said before. So on May 1st, assume that both companies go to four turns of leverage, CP and NS, okay? I want you to assume for a moment the holding company has no leverage on it, okay? It’s kind of the simplest version, I think, it’s the most likely version. Let’s assume the company – both companies take a 100% of their free cash flow and they use that free cash flow to deleverage. So NS is de-levering, CP is de-levering, okay?

By 2017 , they’re down to be – the complex is down to less than three turns of leverage, and we still have two more years and wish to spin them off where you can get leverage down probably below two turns over that period of time, and then both companies get de-levered out to shareholders. I don’t want to – off the top of my head, have the separate estimates for each railroad, but the bottom line is the NS shareholders today which completely owns NS, is going to get stock in two companies. Those two shares together will be worth something in order of $300 a share. you’re going to make a lot of money if this deal doesn’t happen, because this is a very accretive transaction combining them and taking out $1.3 billion of operational synergies.

So even though there is a premium, the – it’s still a very value-creating transaction for CP shareholders because they‘re going to own one share of the new company, and for NS because they’re going to own 0.451 shares of the new company and get $33. So there’s no scenario that we envision we’re not going to make a lot of money , which is why we want to do this deal. But, what’s really interesting about this deal is in a typical merger, the big – the operational and other synergies come when the merger closes.

Here, this is – I’ll try to describe it a little better. This is a management change transaction. We’re putting Hunter in and he’d turn around a railroad. We’re buying that railroad based on his existing earnings, okay? We’re adding some leverage to it and using the leverage to pay cash to shareholders plus some cash from us, and then we’re putting Hunter in to run it. And so it’s like this is CP making an investment in the NS railroad, and if the invest – if the merger doesn’t ultimately get approved, we just separate the two, but it’s still been a great investment. There’s no scenario in which we see this as not a very profitable investment for CP. And of course, because we’re delivering stock consideration, that’s very good for NS because the NS shareholder is going to make a lot of money alongside us.

Mark J. Erceg Chief Financial Officer	A

And frankly , that’s what the CVR is all about, right? We are so confident we’re willing to put an additional $3.4 billion of consideration into this because we are so confident in the value creation that’s in front of us.

William Albert Ackman Pershing Square	A

And as a result we think it’s very unlikely we’re going to have to make that payment, if that makes sense.

Walter Spracklin RBC Dominion Securities, Inc.	Q

That makes sense. Thanks for the clarification. That’s my question. Thank you.

E. Hunter Harrison Chief Executive Officer	A

Thanks, Walter.

Operator: Your next question comes from the line of Alex Vecchio from Morgan Stanley. Please go ahead.

Alexander Vecchio Morgan Stanley & Co. LLC	Q

Good morning. Thanks for taking the question. Hunter, can we kind of come back to the Chicago debate because I think that was a sticking point for NS. They argued that a merger would result in worse congestion around Chicago. We saw a letter from Senator Durbin in Illinois to the STB to take very close attention to Chicago and assessing any potential negative implications of a merger. So may be we can kind of – may be you can kind of reiterate why, in fact, the deal does make sense in terms of Chicago, the service can improve, congestion will be reduced, because there seems to be – that seems to be a kind of a debated point here, and I think it would be helpful to just kind of reiterate the point around Chicago?

E. Hunter Harrison Chief Executive Officer	A

Well, I guess first thing is someone’s got to decide what they want to do in Chicago. And in my view, if you start with security, Chicago is the last place in the world you want to add rail traffic to. It goes – the mainlines of the railroads there go right by McCormick Place, the biggest convention center in the world, right by Soldier Field. I don’t think that’s good. All we’ve heard in the rail industry is get rid of congestion in Chicago.

Now this congressional delegation which, by the way, I wrote back yesterday and said, I’d love to sit down with you. I’m getting mixed messages. You’re concerned about the congestion in Chicago but now you’re saying, are we going to lose jobs to Canada? Well, we’re flexible if we understand what somebody wants. We’ve got a facility for example in Chicago that the regional transit authority wants to use imminent domain to condemn it, which would have a negative impact. So people have got to understand whether they want commerce to Chicago, whether they ‘re concerned about jobs, whether they want efficient transportation system. And then we can adjust accordingly to the degree we can. We’ve got certain commentary obligation, but it’s just like this – when these issues get political, it’s very hard to deal with them. We have some plans, for an example, one of the plan of several that we’re looking at considering, that we would route some traffic away from Chicago that would go over the Albany Gateway in New York down the coast and would avoid the heartland in Chicago.

But if people want all the traffic in Chicago, we don’t have the infrastructure in Chicago to handle it. And if you want to add infrastructure in there, then you can’t get zoning there. And the smartest thing that, in my view, Canadian National ever did, was they spent CAD 300,000 and bought the EJ&E railroad around Chicago so they’d have their own railroad. But I guess that’s one that Keith talked to the other day very – and he’s been working on the plan. He knows Chicago as well as any body. So we’re very flexible there, if someone just tells us what they’d like to do and why, and we can accommodate that probably.

Alexander Vecchio Morgan Stanley & Co. LLC	Q

Okay. That makes sense very helpful. Thank you.

E. Hunter Harrison Chief Executive Officer	A

Yes.

Operator: Your last question comes from the line of Brandon Oglenski from Braclays. Please go ahead.

Brandon Oglenski Barclays Capital, Inc.	Q

Hey, thanks for getting my second question in. And Hunter, earlier I was not questioning your integrity at all but just the way I check the [ph] plan and run (01 :34:25).

E. Hunter Harrison Chief Executive Officer	A

[indiscernible] (01:34:25) You’re the man.

Brandon Oglenski Barclays Capital, Inc.	Q

Bill, I mean, I guess with money talks here, right? I understand CVR, but even by your own math, I mean if things were – if it’s only worth a few bucks on an option value framework, and given where Norfolk sees the value of your offer relative to where you guys see it, I don’t think this is going to push the board to say, oh my goodness, now we’ve fix it, let’s go hold hands and get this thing done.

So why not potentially up the equity ownership of this combined company? If the synergies are going to be so great, I mean, it should be very accretive for a CP holder, isn’t there a little bit more that you could do on the equity side for a Norfolk holder?

William Ackman Pershing Square	A

No. And so let me just make a point here. You said the CVR in your scenario is only worth a couple of bucks. If you go to page 21, the scenario which the CVR is only worth of $2.53, it’s a scenario which the stock is at $204 a share. If the stock at CP-NS on May 1st is at $204 a share, the deal is worth of $127.29. That’s a 61% premium, okay?

So that’s it, okay? That’s plenty premium. That’s a great deal. It’s a home run. Remember when someone’s selling a company, they want you to pay a stupid price, right? And when someone’s buying a company, they want to buy it at the cheapest price they can, okay? But a deal happens when someone proposes a deal at a fair price, and by the way when you’re paying in stock, okay, and you’re receiving stock on a transaction, you don’t want the buyer to be stupid, because your – most of the consideration here is in stock.

So we’ve designed a transaction where we’re sharing the value that’s being created between both companies, and if – again, don’t rely on our math. Take CP, add NS, put in the capital structure, calculate your own earnings for 2017, 2018, 2020, build a model, which I’m sure you’ve done or you’re doing, and you tell me whether our $204 number is right or wrong. At $175, our offer is at 47% premium. And your right, the CVR is only worth $4.76 in that scenario.

So this is – I haven’t seen a strategic deal of this size where the premium of 60%-plus, well that’s about as good as it’s going to get. I think, if we had someone we can sit down and negotiate with and there were some tweaks here and there, things they wanted, things we can deliver. And if I were this board, I wouldn’t want my last act to be being thrown out by the shareholders, I’d want my last act to be negotiate a deal that’s in the best interest of the whole.

But Hunter’s done – I’ve got that message from him and we’re not going to spend shareholders’ money in a way that we don’t – you know, we’re the largest shareholder. We’ve got multiple billion dollars invested here. We view this as a very long-term investment for us.

And so, we’re not going to do something dumb. What we need here and we just calling the question is the shareholders need to pick up the phone and call the directors, call the lead director of NS and tell them what you want them to do. If what you’re saying here – shareholders are saying they don’t want this deal, then we’re going to go talk [indiscernible] 01:37 :47) the railroad. If the shareholders say they want this deal, we’re ready to negotiate and get this thing done, get this thing done immediately. Just as far as you can exit with this head held high, there’s a spot room if he wants to work – we’re prepared to respect the traditional history of the railroad, this is – this will be a great thing for the NS shareholders, for CP shareholders and for the country . So we’d love to make it happen.

Hunter, you’ve probably got a last word.

E. Hunter Harrison Chief Executive Officer

I probably said too much, but it’s too late for that. But hopefully we did add some clarity today, and I appreciate – Bill, your help here, it’s been – blew us all, it was smart. Good job. And all I can emphasize is my view here is similar to what Bill said. This is in the hands of the shareholder at this point.

If they ‘re not going to come to the table and they’re not going to talk, they’re not going to enter a dialog with us, then the only single way it’s going to happen is you show support for this transaction. If you don’t want it to happen, all you’ve got to do is tell us, okay? And as Bill said, that we got other things to do.

So it’s up to you and I would – I’d look at it in a little more simple way. If you look at where they are today, and you look and say there’s some M&A premium built in there, and if this doesn’t go through and if we walk, it’s not going to say where it is and I don’t see a lot of foundation. Look, here’s where they’re saying, where are they going to – they get to in their plan is we’re already six points better than that. We’ve got a five-year running start. Who you’re going to bid on? If you want to bid on them, so be it. Ball is in your court. Have a great day. Thanks.

Operator: This concludes today’s conference all. You may now disconnect.